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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.  1 )*
                                            ---

                       Correctional Services Corporation
         -------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   219921103
                   -----------------------------------------
                                 (CUSIP Number)

      Stuart B. Panish c/o Zweig-DiMenna Associates LLC, 900 Third Avenue
                   New York, New York 10022  (212) 755-9860
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               December 12, 1996
                  -------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 219921103                                       Page 2 of 15 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Zweig-DiMenna Special Opportunities, L.P.
        Zweig-DiMenna Partners, L.P.
        Zweig-DiMenna International Limited
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account
        Gotham Advisors, Inc., on behalf of a discretionary account


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                     (b) [_]

3  SEC USE ONLY

4 SOURCE OF FUNDS*  WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS  2(d) or 2(e)                                                    [_]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Zweig-DiMenna Special Opportunities, L.P. - Delaware
        Zweig-DiMenna Partners, L.P. - New York
        Zweig-DiMenna International Limited - British Virgin Islands Zweig-DiMenna International Managers, Inc. - Delaware
        Gotham Advisors, Inc. - Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7  SOLE VOTING POWER

        Zweig-DiMenna Special Opportunities, L.P.-395,000
        Zweig-DiMenna International Limited-139,800
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account-30,700
        Zweig-DiMenna Partners, L.P.-23,100
        Gotham Advisors, Inc., on behalf of a discretionary account-17,900


8  SHARED VOTING POWER

        0

9  SOLE DISPOSITIVE POWER

        Zweig-DiMenna Special Opportunities, L.P.-395,000
        Zweig-DiMenna International Limited-139,800
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account-30,700
        Zweig-DiMenna Partners, L.P.-23,100
        Gotham Advisors, Inc., on behalf of a discretionary account-17,900

10  SHARED DISPOSITIVE POWER

        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Zweig-DiMenna Special Opportunities, L.P.-395,000
        Zweig-DiMenna International Limited-139,800
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account-30,700
        Zweig-DiMenna Partners, L.P.-23,100
        Gotham Advisors, Inc., on behalf of a discretionary account-17,900

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [_]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        Total-8.0%

        Zweig-DiMenna Special Opportunities, L.P.-5.2%
        Zweig-DiMenna International Limited-1.9%
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account-0.4%
        Zweig-DiMenna Partners, L.P.-0.3%
        Gotham Advisors, Inc., on behalf of a discretionary account-0.2%

14 TYPE OF REPORTING PERSON*

        Zweig-DiMenna Special Opportunities, L.P. - PN
        Zweig-DiMenna Partners, L.P. - PN
        Zweig-DiMenna International Limited - CO
        Zweig-DiMenna International Managers, Inc. - CO
        Gotham Advisors, Inc. - CO


                     *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                        SCHEDULE 13D - AMENDMENT NO. 1


     Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., Zweig-DiMenna International Managers, Inc. and Gotham Advisors, Inc. hereby amend the Schedule 13D, dated November 6, 1996, filed with respect to shares of common stock, par value $.01 per share ("Shares") of Correctional Services Corporation (the "Company").

ITEM 2 IDENTITY AND BACKGROUND

     Section E. should be added as follows:

E. Zweig-DiMenna Partners, L.P., a New York limited partnership, is a private investment partnership which seeks appreciation of the Partnership's assets for the benefit of its partners. The address of its principal business and its principal office is 900 Third Avenue, New York, New York 10022. The following information is provided as to each general partner of Zweig-DiMenna Partners, L.P.:

          1. Zweig-DiMenna Associates LLC is the managing general partner of Zweig-DiMenna Partners, L.P. Reference is made to Item 2.A.1, above, for information about Zweig-DiMenna Associates LLC and its managing directors, principals and members.

          2. Zweig Associates, Inc. is a general partner of Zweig-DiMenna Partners, L.P. Reference is made to Item 2.A.2, above, for information about Zweig Associates, Inc. and its directors, officers and shareholders.

          None of the above, i.e., Zweig-DiMenna Partners, L.P., Zweig-DiMenna Associates LLC, Zweig Associates, Inc., Martin E. Zweig, Joseph A. DiMenna, Brenda M. Earl, Carol R. Whitehead or Jeffrey R. Perry has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     The first sentence of Item 3 is amended to read as follows:

     "The securities of Correctional Services Corporation were purchased at an aggregate cost of $8,302,624.50 with the investment capital of Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., the discretionary account managed by Zweig-DiMenna International Managers, Inc. (the "ZDIM Account") and the discretionary account managed by Gotham Advisors, Inc. (the "Gotham Account")."

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER


     The answer to Item 5 is amended to read as follows:

     a.   Aggregate number of shares beneficially owned:

            Zweig-DiMenna Special Opportunities, L.P.    -      395,000

            Zweig-DiMenna International Limited          -      139,800

            Zweig-DiMenna Partners, L.P.                 -       23,100

            ZDIM Account                                 -       30,700

            Gotham Account                               -       17,900

          Percent of class beneficially owned:

            Zweig-DiMenna Special Opportunities, L.P.    -          5.2%

            Zweig-DiMenna International Limited          -          1.9%

            Zweig-DiMenna Partners, L.P.                 -          0.3%

            ZDIM Account                                 -          0.4%

            Gotham Account                               -          0.2%

     b.   Number of shares as to which there is sole power to vote:

            Zweig-DiMenna Special Opportunities, L.P.    -      395,000

            Zweig-DiMenna International Limited          -      139,800

            Zweig-DiMenna Partners, L.P.                 -       23,100

            ZDIM Account                                 -       30,700

            Gotham Account                               -       17,900

          Number of shares as to which there is shared power to vote or to direct the vote:

            Zweig-DiMenna Special Opportunities, L.P.    -            0

            Zweig-DiMenna International Limited          -            0

            Zweig-DiMenna Partners, L.P.                 -            0

            ZDIM Account                                 -            0

            Gotham Account                               -            0

          Number of shares as to which there is sole power to dispose or to direct the disposition:

            Zweig-DiMenna Special Opportunities, L.P.    -      395,000

            Zweig-DiMenna International Limited          -      139,800

            Zweig-DiMenna Partners, L.P.                 -       23,100

            ZDIM Account                                 -       30,700

            Gotham Account                               -       17,900

          Number of shares as to which there is shared power to dispose or to direct the disposition:

            Zweig-DiMenna Special Opportunities, L.P.    -            0

            Zweig-DiMenna International Limited          -            0

            Zweig-DiMenna Partners, L.P.                 -            0

            ZDIM Account                                 -            0

            Gotham Account                               -            0

     c. Since November 15, 1996 (the date of the initial Schedule 13D filing), Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., the ZDIM account and the Gotham Account purchased the Shares on the open market on the following dates and at the following prices and in the following amounts:

            ZWEIG-DIMENNA SPECIAL OPPORTUNITIES, L.P.

            DATE        DESCRIPTION OF PURCHASE

            12/5/96      6,000 shares at $15.8750 a share

            12/6/96      3,000 shares at $15.80 a share

            12/12/96     3,000 shares at $15.8375 a share

            ZWEIG-DIMENNA INTERNATIONAL LIMITED

            DATE        DESCRIPTION OF PURCHASE

            12/5/96      24,500 shares at $15.8750 a share

            12/6/96      12,200 shares at $15.80 a share

            12/12/96     12,200 shares at $15.8375 a share

            ZWEIG-DIMENNA PARTNERS, L.P.

            DATE        DESCRIPTION OF PURCHASE

            12/5/96      11,500 shares at $15.8750 a share

            12/6/96      5,800 shares at $15.80 a share

            12/12/96     5,800 shares at $15.8375 a share

            ZDIM ACCOUNT

            DATE        DESCRIPTION OF PURCHASE

            12/5/96      5,400 shares at $15.8750 a share

            12/6/96      2,700 shares at $15.80 a share

            12/12/96     2,700 shares at $15.8375 a share

            GOTHAM ACCOUNT

            DATE        DESCRIPTION OF PURCHASE

            12/5/96      2,600 shares at $15.8750 a share

            12/6/96      1,300 shares at $15.80 a share

            12/12/96     1,300 shares at $15.8375 a share

ITEM 7 MATERIAL TO BE FILED AS EXHIBITS

     Item 7 should read as follows:

     Exhibit A - Joint Filing Agreement among Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., Zweig-DiMenna International Managers, Inc. and Gotham Advisors Inc.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 1996

               ZWEIG-DiMENNA SPECIAL OPPORTUNITIES, L.P.
               By:  Zweig-DiMenna Associates LLC,
                    Managing General Partner

               By:  /s/  Brenda M. Earl
                    -------------------
               Name:  Brenda M. Earl
               Title: Principal of Managing General Partner

               ZWEIG-DiMENNA INTERNATIONAL LIMITED

               By:  Zweig-DiMenna International Managers, Inc.,
                    Investment Manager

               By:  /s/  Brenda M. Earl
                    -------------------
               Name:  Brenda M. Earl
               Title: Vice President - Research of Investment Manager

               ZWEIG-DiMENNA PARTNERS, L.P.
               By:  Zweig-DiMenna Associates LLC,
                    Managing General Partner

               By:  /s/  Brenda M. Earl
                    -------------------
               Name:  Brenda M. Earl
               Title: Principal of Managing General Partner

               ZWEIG-DiMENNA INTERNATIONAL MANAGERS, INC.

               By:  /s/  Brenda M. Earl
                    -------------------
               Name:  Brenda M. Earl
               Title: Vice President - Research

               GOTHAM ADVISORS, INC.


               By:  /s/  Martin E. Zweig
                    --------------------
               Name:  Martin E. Zweig
               Title: President

                                   EXHIBIT A
                     JOINT FILING AGREEMENT AMONG INVESTORS

This Joint Filing Agreement is entered into this 16th day of December, 1996 by Zweig-DiMenna Special Opportunities, L.P., a Delaware limited partnership, Zweig-DiMenna International Limited, a British Virgin Islands corporation, Zweig-DiMenna Partners, L.P., a New York limited partnership, Zweig-DiMenna International Managers, Inc., a Delaware corporation and Gotham Advisors, Inc., a Delaware corporation, collectively the "Investors". In lieu of filing separate statements on Schedule 13D, the Investors hereby agree to file a joint statement on Schedule 13D pursuant to Rule 13d-1(f)(1) under the Exchange Act of 1934 with respect to the Common Stock of Correctional Services Corporation.

This Agreement shall be filed as an exhibit to the statement on Schedule 13D filed on behalf of the Investors and constitutes the Investors' consent to file a joint Schedule 13D.

               ZWEIG-DiMENNA SPECIAL OPPORTUNITIES, L.P.
               By:  Zweig-DiMenna Associates LLC,
                    Managing General Partner

               By:  /s/  Brenda M. Earl
                    -------------------
               Name:  Brenda M. Earl
               Title: Principal of Managing General Partner

               ZWEIG-DiMENNA INTERNATIONAL LIMITED

               By:  Zweig-DiMenna International Managers, Inc.,
                    Investment Manager

               By:  /s/  Brenda M. Earl
                    -------------------
               Name:  Brenda M. Earl
               Title: Vice President - Research of Investment Manager

               ZWEIG-DiMENNA PARTNERS, L.P.
               By:  Zweig-DiMenna Associates LLC,
                    Managing General Partner

               By:  /s/  Brenda M. Earl
                    -------------------
               Name:  Brenda M. Earl
               Title: Principal of Managing General Partner

               ZWEIG-DiMENNA INTERNATIONAL MANAGERS, INC.

               By:  /s/  Brenda M. Earl
                    -------------------
               Name:  Brenda M. Earl
               Title: Vice President - Research

               GOTHAM ADVISORS, INC.

               By:  /s/  Martin E. Zweig
                    --------------------
               Name:  Martin E. Zweig
               Title: President